Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 of Silvaco Group, Inc., of our report dated March 15, 2024 (except for the effects of the stock split described in Note 2, as to which the date is April 30, 2024), relating to the consolidated financial statements of Silvaco Group, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification Topic No. 326), appearing in the Registration Statement on Form S-1 (No. 333-278666) of the Company for the years ended December 31, 2023 and 2022, filed with the Securities and Exchange Commission.
/s/ Moss Adams LLP
Campbell, California
May 9, 2024